SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

NEW YORK RESIDENTIAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

649769 10 6
(CUSIP Number)

November 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649769 10 6		13G	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS Ivan Berkowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,530,000
SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,530,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.00%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 649769 10 6	13G	Page 3 of 5 Pages

Item 1.

(a)  Name of Issuer

New York Residential, Inc., a Delaware corporation (the “Issuer”).

(b)  Address of Issuer's Principal Executive Offices

15 West 72nd Street, Suite 15K, New York, NY 10023.

Item 2.

(a)  Name of Person Filing

This Statement on Schedule 13G (the “Statement”) is filed by Ivan Berkowitz (the “Reporting Person”).

(b)  Address of Principal Business Office or, if none, Residence

The address of the Reporting Persons is 1 West 72nd Street, New York, NY 10023.

(c)  Citizenship

Citizenship is set forth in Row 4 of the Cover Pages for the Reporting Persons hereto and is incorporated herein by reference.

(d)  Title of Class of Securities

Common stock, par value $0.001 per share (the “Common Stock”).

(e)  CUSIP Number

649769 10 6

Item 3.

Not applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the Cover Pages for the Reporting Person hereto and is incorporated herein by reference.

CUSIP No. 649769 10 6	13G	Page 4 of 5 Pages

As of the date of this Statement, the Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of the Issuer set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person.

Based upon information received from the Issuer, as of November 11, 2008, the Issuer had 3,060,000 shares of Common Stock issued and outstanding.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2008

/s/ Ivan Berkowitz
Ivan Berkowitz